August 15, 2025

Steven McClurg
Chief Executive Officer
Canary Marinade Solana ETF
c/o Canary Capital Group LLC
8 Cadillac Drive, Suite 300
Brentwood, TN 37027

       Re: Canary Marinade Solana ETF
           Amendment No. 3 to Registration Statement on Form S-1
           Filed July 31, 2025
           FIle No. 333-282903
Dear Steven McClurg:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1
Cover Page

1. We note your revised disclosure in response to comment 5 that "the Sponsor will seek to stake all of the Trust's SOL except for SOL reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets." We also note your disclosure throughout that the Sponsor will stake a "portion" of the Trust's SOL. Please revise throughout for consistency. Please also revise to quantify the percentage of the Trust's SOL that will be staked, or confirm that you intend to do so in a pre-effective amendment.
 August 15, 2025
Page 2
Prospectus Summary
Overview of the Trust, page 1

2. We note your disclosure on page 2 that the Staking Provider will be entitled to "[ ]%
       of the staking rewards generated by the Trust's staking program." Please revise your disclosure to also quantify the portion of the staking rewards that the Sponsor and
       Trust will each receive, and to clarify, if true, that all of the rewards received by the
       Trust will be re-staked.
The Staking Provider, page 6

3. We note your response to prior comment 10 relating to the Sponsor's Liquidity Risk
       Management Policy. To the extent these liquidity risk policies and procedures are intended to be consistent with the exchange's proposed generic listing standards, please confirm and revise your disclosure accordingly. In addition, we note your disclosure that the Sponsor's Liquidity Risk Management Policy permits the Trust to maintain credit facilities to help meet redemption requests and that the Sponsor also maintains its own credit facilities to serve as a source of backup liquidity for the Trust.
       Please clarify whether any credit facilities are or will be in place for the Trust and the terms of any credit facilities maintained by the Sponsor that may serve as a source of backup liquidity for the Trust. Finally, please provide more information about how the
       "instant unbond" feature works, including any fees involved, any limits to this feature or whether the Trust intends to use the "instant unbond" feature for all redemptions, and whether the Trust intends to engage in liquid staking.
4. We note your disclosure that the Trust plans to establish a program to stake a portion of the Trust's SOL through one or more Staking Providers engaged by the Custodian.
       To the extent the Trust engages additional Providers, please revise to discuss the factors that will be used to determine how much SOL to allocate among multiple
       Staking Providers.
Exhibits

5. Please file the agreement with the Staking Provider as an exhibit to the registration statement, or tell us why it is not required to be filed.

       Please contact Rolf Sundwall at 202-551-3105 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-
3758 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets
cc:   Morrison C. Warren